

April 2, 2014

<u>Via E-mail</u>
Eric D. Major
Chief Executive Officer
K2M Group Holdings, Inc.
751 Miller Drive SE
Leesburg, VA 20175

>   **Re: K2M Group Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 14, 2014**
>   **File No. 333-194550**

Dear Mr. Major:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Overview, page 1</u>

1.   We note your response to prior comment 2 and the materials you provided in support for the performance claims contained in the sixth bullet point under the heading "Our Products." Based on the materials provided, it is not clear how your statements concerning insertion speed and pull-out strength are based on independent objective support. Accordingly, please provide us with independent objective support for both performance claims or, alternatively, revise the section to indicate, if true, that these claims are based on internal testing.

<u>The Offering, page 7</u>

2.   We note your revised disclosures on pages 58 and 133 in response to prior comments 14 and 35. Please revise the summary to highlight the amount of proceeds that will be used to pay dividends to and repay debt held by your affiliates.

Our total assets include substantial amounts of goodwill and intangible assets, page 22

3.   We note your revisions in response to prior comment 11. To illustrate the risk to investors, please further revise to quantify the portion of your total assets that goodwill and intangible assets comprise.

Revenue, page 70

4.   We note your revised disclosures in response to prior comment 17. To the extent practicable, please revise the final sentence on page 70 to quantity each of the offsetting factors that you cite, or advise.

Broad Global Distribution Network, page 96

5.   We note your revised disclosures in response to prior comment 6. Please revise to describe briefly the material terms of your distribution arrangements. Also indicate whether these arrangements are exclusive or non-exclusive.

Intellectual Property, page 106

6.   We note your revised disclosures in response to prior comment 27. Please revise your disclosure concerning the licenses to identify the date of each applicable last-to-expire patent.

Underwriting, page 148

7.   We note your revised disclosures concerning the directed share program. Please revise to disclose whether the shares will be subject to lock-up agreements and, if so, briefly describe those agreements. Please also disclose the proposed sale to WCAS and other related persons, as applicable, pursuant to Regulation S-K, Item 404, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via email): Kenneth B. Wallach, Esq. – Simpson Thatcher & Bartlett LLP